No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

On September 4, 2013, Honda Motor Co., Ltd. (the “Company”) is aware that a story appeared in the news regarding the Company’s Dividend for the fiscal year ending March 31, 2014.

The news story is not based on any official announcement made by the Company, nor based on an actual decision by the Company.

Exhibit 2:

CELAYA, Mexico, September 23, 2013 - Joined by government and community officials, associates at Honda de Mexico, S.A. de C.V. (HDM) celebrated the start of construction of a new Honda transmission plant in Celaya, near the City of Guanajuato. The new plant will be located adjacent to the new automobile plant that will begin mass production early next year of the all-new 2015 Honda Fit.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: October 4, 2013

[Translation]

September 4, 2013

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Statement Concerning News Story on Dividend of Honda Motor Co., Ltd.

Honda Motor Co., Ltd. (the “Company”) is aware that a story appeared in the news regarding the Company’s Dividend for the fiscal year ending March 31, 2014.

The news story is not based on any official announcement made by the Company, nor based on an actual decision by the Company.

Honda Marks Start of Construction of New Transmission Plant in Mexico

CELAYA, Mexico, September 23, 2013 - Joined by government and community officials, associates at Honda de Mexico, S.A. de C.V. (HDM) celebrated the start of construction of a new Honda transmission plant in Celaya, near the City of Guanajuato. The new plant will be located adjacent to the new automobile plant that will begin mass production early next year of the all-new 2015 Honda Fit.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130923New-Transmission-Plant-Mexico/index.html